Exhibit 2

March 19, 2012

Nisshin Steel Co., Ltd.

Nippon Metal Industry Co., Ltd.

Execution of Master Business Integration Agreement between Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.

Nisshin Steel Co., Ltd. (Location: Chiyoda-ku, Tokyo; President: Toshinori Miki) (“Nisshin”) and Nippon Metal Industry Co., Ltd. (Location: Chiyoda-ku, Tokyo; President: Hiroshi Yoshimura) (“Nikkinko”) (collectively, the “Companies”) announce that the Companies have agreed to establish a holding company (the “Holding Company”) by means of joint transfer of their respective shares and have entered into a master business integration agreement today as provided below, after having held a series of discussion on the integration of their businesses (the “Business Integration”) through the integration study committee which had the presidents of Companies as joint chairpersons, since the Companies agreed to begin considering the Business Integration on November 15, 2011. The Business Integration is subject to the Companies’ obtaining the approvals such as approvals of relevant authorities including relevant authorities overseas and approvals of their respective shareholders at the shareholders’ meetings.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

I.	Background Information, Objectives and Other Facts on the Business Integration

1.	Background Information on the Business Integration

In order to strengthen the cost competitiveness in the stainless steel business, from 2004, the Companies have promoted various cooperative measures such as production consignment. However, the business environment of stainless steel industry has been going through drastic changes in recent years which consist of harsher circumstances on the one hand, such as continuing increase in raw material costs, imbalance between supply and demand due to the dramatic increase in production capacity of stainless steel competitors in Asian countries, deterioration of export business due to very strong yen, slump in the Japanese market and increase in steel imports, and expectation of significant growth in the demand in the markets of emerging countries and in new application fields on the other. In order to respond to such changes in the business environment, the Companies have commenced the joint consideration of the Business Integration after executing the letter of intent in November 2011.

2.	Objectives and Basic Policy of the Business Integration

In order to respond to such structural changes in the business environment and to survive the tough competition, the Companies will not only establish themselves as the No. 1 manufacturer in stainless steel business in Japan overall (i.e., technology, development, marketing and earnings), but also develop a firmer business platform in order to make a leap to become one of the top stainless steel manufacturers in the world by consolidating and taking full advantage of their business resources. Specifically, in order to expeditiously and steadily demonstrate the effect of the Business Integration, the Companies will implement measures to enhance the productivity by restructuring their stainless steel production system, will strengthen their marketing operations in domestic and overseas markets through consolidation of their sales departments and will make further consideration on implementing the policies set forth below.

(1)	The Companies will assemble the most suitable production system by taking full advantage of their strength by taking into account the characteristics of finished products and production lines of the Companies. The Companies will also endeavor to achieve dominant cost competitiveness by consolidating the production process and by making more efficient capital expenditure.

(2)	The Companies will endeavor to meet a larger scope of customer demands and to further enhance the brand value by expanding the available products by combining the various original products of both Companies and by combining the marketing structures and sales channels of the Companies with special characteristics: Nisshin, which specializes in the sales to large or specific customers, and Nikkinko, which is well-known for its retail sales to small and mid-size customers.

(3)	The Companies will endeavor to develop and to provide products that will please the customers by taking full advantage of tangible and intangible business resources of the Companies and by consolidating the technologies and development capacities of the Companies.

(4)	Through the Business Integration, the Companies will reap the benefits of volume discounts on raw materials, for which the prices are in a rising trend, due to the increase in their purchase volume.

(5)	The Companies will meet the demands of expanding overseas markets by using the overseas networks of the Companies and will keep up with the globalization of customers and their shift to overseas production.

(Please see VI below (Page 8) for the overview of scheduled business reorganization after Business Integration)

The Holding Company and the Companies will give all efforts to promptly achieve the above goals and to obtain maximum synergy effects as soon as possible by unifying the Companies which are steel manufacturers with a long history in the stainless steel business.

II.	Outline of the Business Integration

1.	Scheme of the Business Integration

The Companies will establish the Holding Company by jointly transferring their respective shares and will become wholly-owned subsidiaries of the Holding Company. For the purpose of maximizing the synergy effects of the Business Integration, the reorganization of businesses of both Companies under the Holding Company is scheduled to begin as provided in VI below (Page 8) promptly after the completion of the Business Integration. Out of such business reorganization, the consolidation of sales operations of companies in the Holding Company’s group into Nisshin is scheduled to begin promptly after the completion of the Business Integration in order to make early achievement of synergy effects. In order to further pursue the synergy effects of the Business Integration, the Companies will also continue to consider issues such as how the organizational structure should be after the Business Integration.

2.	Schedule for the Business Integration

•	November 15, 2011	Execution of letter of intent to begin the consideration of the Business Integration

•	December 20, 2011	Receipt of “Notice of Non-Issuance of Cease and Desist Order” from the Japan Fair Trade Commission

•	March 19, 2012	Execution of master business integration agreement (executed today)

•	April 2012	Execution of share transfer agreement and drafting of share transfer plan (scheduled)

•	June 2012	Annual shareholders’ meetings to approve the share transfer plan (scheduled)

•	October 1, 2012	Implementation date of the Business Integration (scheduled)

•	October 1, 2012	Listing date of shares in the Holding Company (scheduled)

The Business Integration is subject to the Companies’ obtaining the approvals such as approvals of relevant authorities (including approvals required under the applicable competition laws overseas) and approvals of their respective shareholders at the shareholders’ meetings, and the above schedule is subject to change upon discussion between the Companies if such change is necessary in the course of Business Integration process or for any other reason.

3.	Details on the Allocation of Shares upon Share Transfer

(1)	Share Transfer Ratio

Name of Company	Nisshin	Nikkinko

Share Transfer Ratio	1.00	0.56

(Note 1) Upon the share transfer, 0.1 share of common stock in the Holding Company will be issued for each 1 share of common stock in Nisshin and 0.056 shares of common stock in the Holding Company will be issued for each 1 share of common stock in Nikkinko. If any share of common stock in the Holding Company to be issued to a shareholder of Nisshin or Nikkinko upon share transfer is less than 1 whole share, cash will be paid to such shareholder for such share less than 1 whole share in accordance with Article 234 of Companies Act and any other related laws and regulations. The above share transfer ratio, however, is subject to change upon discussion between the Companies in the event of occurrence of any material change in the status of business, assets or debts of Nisshin or Nikkinko.

(Note 2) The number of shares in Nisshin and Nikkinko per unit is 1,000 shares and the number of shares in the Holding Company per unit shall be 100 shares.

(Note 3) Number of new shares to be issued by the Holding Company (scheduled): 109,843,923 shares of common stock

The number of new shares mentioned above is the number of shares calculated based on 994,500,174 total issued shares in Nisshin and 185,605,475 total issued shares in Nikkinko as of December 31, 2011, without including the shares in

Nikkinko, which will be issued to Nomura Securities Co., Ltd. (“Nomura”) if Nomura exercises all or part of the Second Share Option through the Sixth Share Option that have been issued by Nikkinko to Nomura as provided in 4 below and which Nomura has not exercised yet. The actual number of new shares to be issued by the Holding Company is subject to change.

(2)	Basis of Calculation of Share Transfer Ratio

Please see Appendix 1 “Basis of Calculation of Share Transfer Ratio”.

4.	Treatment of Share Option and Bond with Share Option upon Share Transfer

With respect to the Second Share Option through the Sixth Share Option which Nikkinko issued to Nomura on December 16, 2010 (3 share options from the Second Share Option and 10 share options each from the Third Share Option through the Sixth Share Option which sum up to 43 share options as of March 19, 2012) (“Share Options”), Nikkinko has passed a board resolution at its board meeting held on March 19, 2012 for the acquisition and cancellation of all Share Options remaining as of April 2, 2012, as provided in the “Notice of Acquisition and Cancellation of the Second Share Option through the Sixth Share Option” which was released by Nikkinko today. Nisshin has not issued any share option or bond with share option. Nikkinko has not issued any bond with share option.

5.	Dividends of Surplus

Dividends of surplus by Nisshin as of fiscal year ending March 2012 is scheduled to be distributed as 1.5 yen per share as provided in “Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2012” which was released on February 3, 2012.

Dividends of surplus by Nikkinko as of fiscal year ending March 2012 is scheduled not to be implemented as provided in “Brief Note on Settlement of Accounts for the Third Quarter of the Fiscal Year Ending March 2012” which was released on February 3, 2012.

6.	Matters Concerning Application for Listing of the Holding Company

Nisshin and Nikkinko plan to apply the shares in the Holding Company as newly listed shares. The decision on which stock exchanges to apply will be made hereafter by Nisshin and Nikkinko upon discussion.

The listing date is scheduled for October 1, 2012. Upon share transfer, the shares in Nisshin and Nikkinko are scheduled to be delisted as of September 26, 2012.

III.	Overview of the Business Integration of Nisshin and Nikkinko.

Please see Appendix 2 “Overview of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.”.

IV.	Status after the Business Integration (Overview of the Holding Company, etc.)

1.	Trade Name

Nisshin Seiko Holdings Kabushiki Kaisha (“Nisshin Steel Holdings Co., Ltd.” in English)

2.	Location of Head Office

Chiyoda-ku, Tokyo

3.	Executive Management

Chairman and Director: Hideo Suzuki (Chairman and Director of Nisshin Steel Co., Ltd.)

President & Chief Executive Officer and Representative Director: Toshinori Miki (President & Chief Executive Officer and Representative Director of Nisshin Steel Co., Ltd.)

Vice President, Executive Officer and Representative Director: Hiroshi Yoshimura (President and Representative Director of Nippon Metal Industry Co., Ltd.)

((    ) is current position)

Details of other directors and auditors will be announced upon its decision. The total number of directors of the Holding Company at the time of its establishment will be 10 directors, which consist of 8 directors appointed by Nisshin and 2 directors appointed by Nikkinko.

4.	Scope of Business

Management of subsidiaries which engage in manufacturing, processing and sales of steel products and non-steel metal products, etc. and other business incidental thereto

5.	Date of Fiscal Year End

March 31 (scheduled)

Facts such as the amounts of capital, net assets and total assets of the Holding Company are yet to be determined.

V.	Management Structure after the Business Integration

1.	Consolidated Management Structure

The Holding Company plans to maximize the corporate value of all group companies as the holding company, which holds the shares, etc. in the group companies, with the steel business as its core business, by managing the businesses of such group companies.

2.	Management of Steel Business

(1)	Firmly maintain the one-stop structure which is able to supply and provide various types of products such as stainless steel, specialized steel and coated carbon steel

(2)	Promptly respond to customer needs and provide solutions to customers through steel

(3)	Endeavor to thoroughly streamline by, among others, strengthening the coordination between factories and optimizing the logistics of shipping between factories and deliveries to customers

(4)	Actively promoting measures to be taken for the global market by maintaining and strengthening the overseas offices and promoting and strengthening the coordination with each domestic company and overseas company under strategic partnership

VI.	Scheduled Business Reorganization after the Business Integration

1.	Overview of Business Reorganization

After the completion of the Business Integration, the businesses of the Companies under the Holding Company will be reorganized as described below.

(1)	Structure of Stainless Steel Production

(A)	Steelmaking Process

The steelmaking of the Companies will be consolidated in Nisshin’s Shunan Works, and the operation of steelmaking in Nikkinko’s Kinuura Works will be discontinued as of completion of such consolidation.

(B)	Hot Rolling Process

Efforts will be made to enhance the quality and cost competitiveness of hot rolled coils by maximizing the features and capabilities of the tandem hot-rolling mill at Nisshin’s Kure Works and Nikkinko’s Steckel hot-rolling mill at Kinuura Works.

(C)	Cold Rolling Process

Both Companies will endeavor to secure an optimal production balance which takes advantage of features of equipment owned by each Company.

(2)	Stainless Steel Sales Structure

Stainless steel sales operations of group companies of the Holding Company will be consolidated in Nisshin around the same time as the establishment of the Holding Company.

(3)	Other Businesses in General

(A)	Redevelopment of Business of Group Companies

Streamlining, such as consolidation of operations of group companies, will be implemented for the purpose of efficient management of each business, including stainless steel pipe business, processing business, logistics business, equipment repair and engineering business, business support business and overseas business.

(B)	Integration of Operations of Head Office and Branch Office

Consolidation of overlapping offices of group companies of the Holding Company, etc. will be implemented. The consolidation of operations, etc. of administration departments and divisions will be implemented in order to efficiently manage each overlapping work.

2.	Effect of the Business Integration

The Holding Company will endeavor to achieve the integration effect of 13 billion yen per year (on an ordinary income basis) by business reorganization explained above after the completion of the Business Integration starting from approximately FY2016. The main integration effect expected from the Business Integration will be production streamlining upon consolidation of steelmaking process, but due to the fact that such consolidation requires certain period of time, additional integration effect which may be achieved in a short period of time such as consolidation of sales departments and divisions will be jointly considered in the integration study committee. Measures for cost reductions, which the Companies are continuing to promote such as Nisshin’s “Streamlining and Total Cost Reduction Project” and Nikkinko’s “Structural Reform 2011”, will be further strengthened.

Main Items	Annual Amount of Integration Effect to be Included in Ordinary Income (Forecast for FY2016)

[Reduction of Production Costs]

(1) Effect of consolidation of steelmaking process

(2) Optimization of hot rolling process capacity

(3) Optimal balanced production under the cold rolling process

(4) Increase in the use of inexpensive raw materials, etc.

Approximately 7 billion yen

[Sales]

(1) Mutual support by combining the marketing structure and sales channels (the sales to large or specific customers and the retail sales to small and mid-size customers) and improvement in composition of type of products

Approximately 2.5 billion yen

(2) Quality improvement by using the Steckel hot-rolling mill at Kinuura Works, etc.

[Overseas Business] (1) Expansion of business by using the overseas offices of Companies (in ASEAN region and others), etc.	Approximately 1 billion yen

[Others] (1) Restructuring of group companies (2) Integration of operations of head office and affiliates, etc.	Approximately 2.5 billion yen

Total	Approximately 13 billion yen

Appendix 1: Basis of Calculation of Share Transfer Ratio

Appendix 2: Overview of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.

[Contact Information for any Questions on Business Integration]

Nisshin Steel Co., Ltd.:	Public & Investor Relations Team of General Administration & Risk Management Department
Tel: +81-3-3216-5566

Nippon Metal Industry Co., Ltd.:	IR Section of Corporate Planning Department
Tel: +81-3-3500-5645

END

(Appendix 1)

Basis of Calculation of Share Transfer Ratio

1.	Basis of Calculation

In order to ensure the fairness and reasonableness of calculation of share transfer ratio under the Business Integration, Nisshin and Nikkinko have requested their respective financial advisors for financial analysis of share transfer ratio. Nisshin appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and Mizuho Securities Co., Ltd. (“Mizuho Securities”) as its financial advisors. Nikkinko appointed GCA Savvian Corporation (“GCA Savvian”) and Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisors. Please see Appendix 1-1 “Overview of Analysis of Each Financial Advisor on Share Transfer Ratio” for the overview of these financial advisors’ financial analysis of share transfer ratio prescribed in the master business integration agreement.

The financial projection, which Nisshin and Nikkinko submitted to their respective financial advisors and which will become the basis of analysis under discount cash flow method (“DCF Method”), include the fiscal years in which significant profit increase is expected compared to immediately preceding fiscal year. This is mainly due to incorporation of factors including the market recovery after the events such as Great East Japan Earthquake, flood in Thailand and euro crisis and the developments such as cost improvements.

2.	Process of Calculation

Nisshin and Nikkinko have reached an agreement today after Nisshin and Nikkinko finally coming to a conclusion that the share transfer ratio provided in II.3(1) “Share Transfer Ratio” of this Press Release was reasonable after comprehensively taking into account, among others, their respective financial statuses, asset statuses, future businesses and business forecasts and the strategic financial and operational benefits expected from the Business Integration by respectively referring to the results of financial analysis on share transfer ratio from Mitsubishi UFJ Morgan Stanley and Mizuho Securities and from GCA Savvian and Nomura Securities and after careful negotiations and discussions between them on the share transfer ratio.

3.	Relationship with Financial Advisors

Mitsubishi UFJ Morgan Stanley and Mizuho Securities, which are financial advisors of Nisshin, and GCA Savvian and Nomura Securities, which are financial advisors of Nikkinko, do not fall under related parties of Nisshin or Nikkinko respectively and do not have any material interest to be noted in connection with the Business Integration.

Nomura Securities owns the Second Share Option through the Sixth Share Option issued by Nikkinko, but Nikkinko will acquire them from Nomura Securities and will cancel them as of April 2, 2012 as provided in “4. Treatment of Share Option and Bond with Share Option upon Share Transfer” of “II. Outline of Integration Plan”.

4.	Possibility of Delisting and Reasons

Upon share transfer, Nisshin and Nikkinko are scheduled to be delisted on the target date of September 26, 2012 under the delisting standards of each applicable financial instruments exchange.

5.	Measures to Ensure Fairness

In addition to receiving the results of financial analysis of share transfer ratio as explained above, Nisshin has obtained from Mitsubishi UFJ Morgan Stanley and Mizuho Securities the opinion letters (i.e. fairness opinion letters) dated March 16, 2012 respectively, which provide that the agreed share transfer ratio is reasonable and fair from the financial perspective of Nisshin’s shareholders subject to the respective assumptions and qualifications provided in Appendix 1-1 and certain other assumptions and qualifications. In addition to receiving the results of financial analysis of share transfer ratio as explained above, Nikkinko has obtained from GCA Savvian and Nomura Securities the opinion letters (i.e. fairness opinion letters) dated March 19, 2012 respectively, which provide that the agreed share transfer ratio is reasonable and fair from the financial perspective of Nikkinko subject to the respective assumptions and qualifications provided in Appendix 1-1 and certain other assumptions and qualifications.

6.	Measures to Avoid Conflicts of Interest

Due to the fact that no notable conflict of interest exists between Nisshin and Nikkinko, no special measures are taken with respect to the Business Integration.

(Appendix 1-1)

Overview of Analysis of Each Financial Advisor on Share Transfer Ratio

1.	Overview of Analysis of Each Financial Advisor of Nisshin

(Mitsubishi UFJ Morgan Stanley)

Mitsubishi UFJ Morgan Stanley has conducted the analysis of share transfer ratio under the Business Integration by comprehensively taking into account the multiple results of market price analysis, comparable companies analysis and DCF analysis of Nisshin and Nikkinko. The summary of results of valuation of share transfer ratio under the Business Integration under each method is provided below. The valuation range explained below provides the valuation range of 1 share of common stock in Nikkinko in case the stock value of 1 share of common stock in Nisshin is 1.

With respect to the market price analysis, Mitsubishi UFJ Morgan Stanley used the valuation range of share transfer ratio (i) which used March 15, 2012 as the calculation record date (“Record Date 1”) and which was based on the average price of the closing stock prices in the Tokyo Stock Exchange during the 1 month period, 3 months period and 6 months period prior to the Record Date 1 and (ii) which used November 14, 2011 as the calculation record date (“Record Date 2”) (which is 1 business day prior to November 15, 2011 when “Commencement of Consideration of Business Integration of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.” was released) and which was based on the average price of the closing stock prices in the Tokyo Stock Exchange during the 1 month period, 3 months period and 6 months period prior to the Record Date 2. With respect to DCF analysis, financial forecasts of the Companies which were provided by Nisshin were used as the basis of calculation.

Method Used	Valuation Range of Share Transfer Ratio
Market Price Analysis (Record Date 1)	0.55 – 0.58
Market Price Analysis (Record Date 2)	0.57 – 0.61
Comparable Companies Analysis	0.48 – 0.65
DCF Analysis	0.34 – 0.71

Please see (Note 1) below for assumptions, qualifications and exemptions for the analysis and opinion on the share transfer ratio.

(Mizuho Securities)

Mizuho Securities has conducted the analysis by using the market price standard analysis, comparable companies analysis and DCF analysis. The valuation range of each method is provided below. The valuation range of share transfer ratio provided below is the valuation range of value of 1 share in Nikkinko under which the stock value of 1 share in Nisshin equals 1. With respect to market price standard analysis, the calculation record date is set on March 15, 2012 and the stock price on such calculation record date and the average closing stock prices during the 1 month period, 3 months period and 6 months period prior to the calculation record date are used. With respect to DCF method, the financial forecasts of Companies which were provided by Nisshin were used as the basis of calculation.

Method Used	Valuation Range of Share Transfer Ratio
Market Price Standard Analysis	0.54 – 0.58
Comparable Companies Analysis	0.26 – 0.64
DCF Analysis	0.47 – 0.75

Please see (Note 2) for assumptions, qualifications and exemptions for the analysis and opinion on the share transfer ratio.

(Note 1)

In delivering the above opinion letter, the representations on the opinion provided in such opinion letter and the analysis of share transfer ratio which are the basis of opinion letter, Mitsubishi UFJ Morgan Stanley relied on the information provided by, and discussed with, both Companies, other relevant information reviewed by Mitsubishi UFJ Morgan Stanley or reviewed for the benefit of Mitsubishi UFJ Morgan Stanley, and publicly available information. Mitsubishi UFJ Morgan Stanley assumed that all such information was accurate and complete and that no information was undisclosed to Mitsubishi UFJ Morgan Stanley, which may have a material adverse effect on the analysis of share transfer ratio, and therefore Mitsubishi UFJ Morgan Stanley has not independently verified the accuracy or completeness of such information (In addition, Mitsubishi UFJ Morgan Stanley is not responsible for independent verification or obliged to verify independently).

Mitsubishi UFJ Morgan Stanley has not independently valued or appraised, and has not received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of both Companies or their affiliated companies.

In addition, Mitsubishi UFJ Morgan Stanley assumed that the information relating to business, operation, financial condition, financial forecasts and synergy effects anticipated from the Business Integration of the Companies has been reasonably prepared by managements of both Companies based on the best analyses and forecasts of the said managements available at the time. Mitsubishi UFJ Morgan Stanley expresses no opinion with respect to such analyses and forecasts (including synergy effects) or the assumptions which were the basis of such analyses and forecasts.

The analysis and opinion of Mitsubishi UFJ Morgan Stanley are provided only as reference materials for Nisshin’s board, are made only for Nisshin’s board to use them to consider the share transfer ratio under the Business Integration and may not be relied upon or used for any other purposes by any other person.

Mitsubishi UFJ Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Nisshin should vote or act at the shareholders’ meetings to be held in connection with the Business Integration.

The opinion letter and analysis of Mitsubishi UFJ Morgan Stanley are based on the finance, economy, currency exchange, market and other conditions and circumstances as of the date of opinion letter and analysis and based on the information available to Mitsubishi UFJ Morgan Stanley as of the same date. Although there is a possibility that any event occurring after the date of opinion letter and analysis may affect the contents of opinion letter and analysis and the effect of such event on the contents of opinion letter and analysis is not clear as of the date of opinion letter and analysis, Mitsubishi UFJ Morgan Stanley has no obligation to update, revise or reconfirm the opinion letter or analysis.

With respect to the Business Integration, Mitsubishi UFJ Morgan Stanley will receive fees for its services, a substantial portion of which is contingent upon the closing of the Business Integration.

(Note 2)

In delivering the above opinion letter, the representations on the opinion provided in such opinion letter and the analysis and calculation of share transfer ratio which are the basis of opinion letter, Mizuho Securities relied on the information provided by, and discussed with, both Companies, other relevant information reviewed by Mizuho Securities or reviewed for the benefit of Mizuho Securities, and publicly available information. Mizuho Securities assumed that all such information was accurate and complete and that no information was undisclosed to Mizuho Securities, which may have a material adverse effect on the analysis and calculation of share transfer ratio, and therefore Mizuho Securities has not independently verified the accuracy or completeness of such information (In addition, Mizuho Securities is not responsible for independent verification or obliged to verify independently).

Mizuho Securities has not independently valued or appraised, and has not received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of both Companies or their affiliated companies.

In addition, Mizuho Securities assumed that the information relating to business, operation, financial condition, financial forecasts and synergy effects anticipated from the Business Integration of the Companies has been reasonably prepared by managements of both Companies based on the best analyses and forecasts of the said managements available at the time. Mizuho Securities expresses no opinion with respect to such analyses and forecasts (including synergy effects) or the assumptions which were the basis of such analyses and forecasts.

The analysis and opinion of Mizuho Securities are provided only as reference materials for Nisshin’s board, are made only for Nisshin’s board to use them to consider the share transfer ratio under the Business Integration and may not be relied upon or used for any other purposes by any other person.

Mizuho Securities expresses no opinion or recommendation as to how the shareholders of Nisshin should vote or act at the shareholders’ meetings to be held in connection with the Business Integration.

The opinion letter and analysis of Mizuho Securities are based on the finance, economy, currency exchange, market and other conditions and circumstances as of the date of opinion letter and analysis and based on the information available to Mizuho Securities as of the same date. Although there is a possibility that any event occurring after the date of opinion letter and analysis may affect the contents of opinion letter and analysis and the effect of such event on the contents of opinion letter and analysis is not clear as of the date of opinion letter and analysis, Mizuho Securities has no obligation to update, revise or reconfirm the opinion letter or analysis.

Mizuho Securities will receive fees from Nisshin as consideration of its services for the Business Integration.

2.	Overview of Analysis of Each Financial Advisor of Nikkinko

(GCA Savvian)

GCA Savvian has conducted the market price analysis, comparable companies analysis and DCF analysis of Nisshin and Nikkinko and has conducted the analysis of share transfer ratio under the Business Integration by comprehensively taking into account the calculation of stock value per share of Nisshin and Nikkinko and the results of such calculation. With respect to the market price analysis, the calculation (i) used March 16, 2012 as the record date (“Record Date 1”) and was based on the closing stock price on Record Date 1 in the Tokyo Stock Exchange and the average price of the closing stock prices in the Tokyo Stock Exchange during the 1 month period, 3 months period and 6 months period prior to the Record Date 1 and (ii) used November 14, 2011 as the record date (“Record Date 2”) (which is 1 business day prior to November 15, 2011 when “Commencement of Consideration of Business Integration of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.” was released) and was based on the closing stock price on Record Date 2 in the Tokyo Stock Exchange and the average price of the closing stock prices in the Tokyo Stock Exchange during the 1 month period, 3 months period and 6 months period prior to the Record Date 2. With respect to DCF analysis, financial forecasts of Companies which were provided by Nikkinko were used as the basis of calculation. The summary of results of GCA Savvian’s valuation of share transfer ratio under the Business Integration is provided below (The summary provides the valuation range under the calculation method under which the stock value of 1 share in Nisshin equals 1.).

Method Used	Valuation Range of Share Transfer Ratio
Market Price Analysis (Record Date 1)	0.52 – 0.58
Market Price Analysis (Record Date 2)	0.57 – 0.61
Comparable Companies Analysis	0.29 – 0.54
DCF Analysis	0.49 – 0.56

Please see (Note 1) for assumptions, qualifications and exemptions for the analysis and opinion on the share transfer ratio.

(Nomura Securities)

Nomura Securities has made the calculation by using the market share price analysis on Nisshin and Nikkinko due to the existence of market price with respect to the common stocks in Nisshin and Nikkinko, and has conducted the comparable companies analysis and DCF analysis on Nisshin and Nikkinko. The results of calculation using each of such analyses are provided below. The valuation range of share transfer ratio provided below is the valuation range of stock value of 1 share in Nikkinko in case the stock value of 1 share in Nisshin equals 1.

Method Used	Valuation Range of Share Transfer Ratio
Market Share Price Analysis	0.52 – 0.58
Comparable Companies Analysis	0.21 – 0.44
DCF Analysis	0.41 – 0.61

With respect to market share price analysis, the calculation record date is set on March 16, 2012 and the stock price on such calculation record date and the average closing stock prices during the 1 week period, 1 month period, 3 months period and 6 months period prior to the calculation record date are used. Please see (Note 2) for assumptions, qualifications and exemptions for the analysis and opinion on the share transfer ratio.

(Note 1)

In delivering the above opinion letter, the representations on the opinion provided in such opinion letter and the analysis and calculation of share transfer ratio which are the basis of opinion letter, GCA Savvian relied on the information provided by, and discussed with, both Companies, other relevant information reviewed by GCA Savvian or reviewed for the benefit of GCA Savvian, and publicly available information. GCA Savvian assumed that all such information was accurate and complete and that no information was undisclosed to GCA Savvian, which may have a material adverse effect on the analysis and calculation of share transfer ratio, and therefore GCA Savvian has not independently verified the accuracy or completeness of such information (In addition, GCA Savvian is not responsible for independent verification or obliged to verify independently).

GCA Savvian has not independently valued or appraised, and has not received any valuations or appraisals from third party institutions on, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of both Companies or their affiliated companies.

In addition, GCA Savvian assumed that the information relating to business, operation, financial condition, financial forecasts and synergy effects anticipated from the Business Integration of Companies has been reasonably prepared by managements of both Companies based on the best analyses and forecasts of the said managements available at the time. GCA Savvian expresses no opinion with respect to such analyses and forecasts (including synergy effects) or the assumptions which were the basis of such analyses and forecasts.

The analysis and opinion of GCA Savvian are provided only as reference materials for Nikkinko’s board, are made only for Nikkinko’s board to use them to consider the share transfer ratio under the Business Integration and may not be relied upon or used for any other purposes by any other person.

GCA Savvian expresses no opinion or recommendation as to how the shareholders of Nikkinko should vote or act at the shareholders’ meetings to be held in connection with the Business Integration.

The opinion letter and analysis of GCA Savvian are based on the finance, economy, currency exchange, market and other conditions and circumstances as of the date of opinion letter and analysis and based on the information available to GCA Savvian as of the same date. Although there is a possibility that any event occurring after the date of opinion letter and analysis may affect the contents of opinion letter and analysis and the effect of such event on the contents of opinion letter and analysis is not clear as of the date of opinion letter and analysis, GCA Savvian has no obligation to update, revise or reconfirm the opinion letter or analysis.

With respect to the Business Integration, GCA Savvian will receive fees for its services, a significant portion of which is contingent upon the closing of Business Integration.

(Note 2)

For the calculation of share transfer ratio, Nomura Securities used, among others, the information provided by both Companies and publicly available information, assumed that all such materials and information, etc. were accurate and complete, and has not independently verified their accuracy or completeness. Nomura Securities has not independently valued or appraised, and has not received any valuations or appraisals from third party institutions on, assets or liabilities (including contingent liabilities) of both Companies or their affiliated companies. In addition, Nomura Securities assumed that the financial forecasts of Companies (including profit plan and other information) have been reasonably prepared by managements of both Companies based on the best analyses and forecasts of the said managements available at the time.

(Appendix 2)

Overview of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.

(1) Name	Nisshin Steel Co., Ltd.		Nippon Metal Industry Co., Ltd.

(2) Location	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-8366		2-6, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8937

(3) Name of Representative	Toshinori Miki Representative Director and President & Chief Executive Officer		Hiroshi Yoshimura Representative Director and President

(4) Business Description	Manufacturing, processing and sales of steel products and other business incidental thereto		Manufacturing, processing and sales of stainless steel, heat resistant steel and any other metal products

(5) Capital	79. 913 billion yen (as of September 30, 2011)		13.408 billion yen (as of September 30, 2011)

(6) Date of Establishment	February 15, 1928		June 15, 1932

(7) Total Number of Issued Shares	994,500 thousand shares (as of September 30, 2011)		185,605 thousand shares (as of September 30, 2011)

(8) Date of Fiscal Year End	March 31		March 31

(9) Number of Employees	6,074 (3,665 on a non-consolidated basis) (as of March 31, 2011)		822 (622 on a non-consolidated basis) (as of March 31, 2011)

(10) Main Customers	Metal One Corporation Nihon Teppan Co., Ltd. Hanwa Co., Ltd.		Marubeni-Itochu Steel Inc. Metal One Corporation Sumitomo Corporation

(11) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mitsubishi UFJ Trust and Banking Corporation		Resona Bank, Limited The Bank of Yokohama, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mitsubishi UFJ Trust and Banking Corporation

(12) Principal Shareholders and Shareholding Percentage	Nippon Steel Corporation	9.17%	Nikkinko’s Customers
	Japan Trustee Services Bank, Ltd. (account in trust)	5.67%	Shareholding Association	5.13%

	The Master Trust Bank of Japan, Ltd. (account in trust)	3.00%	Nisshin Steel Co., Ltd.	5.12%

	Taiyo Life Insurance Company	2.66%	Metal One Corporation	3.44%

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.48%	Resona Bank, Limited	2.44%

	Nippon Life Insurance Company	2.01%	The Bank of Yokohama, Ltd.	2.44%

	Mizuho Corporate Bank, Ltd.	1.78%	Marubeni-Itochu Steel Inc.	2.20%

	Japan Trustee Services Bank, Ltd. (account in trust No. 9)	1.65%	Hanwa Co., Ltd.	1.88%

	Nipponkoa Insurance Co., Ltd.	1.47%	Taiyo Stainless Spring Co., Ltd.	1.81%

	Sumitomo Life Insurance Company (as of September 30, 2011)	1.31%	Chofu Seisakusho, Ltd.	1.73%

			Maruzen Showa Unyu Co., Ltd. (as of September 30, 2011)	1.72%

(13) Relationship between the Companies
Capital Ties	As of September 30, 2011, Nisshin Steel Co., Ltd. holds 9,500,000 shares representing 5.12% of issued shares in Nippon Metal Industry Co., Ltd., and Nippon Metal Industry Co., Ltd. holds 5,000,000 shares representing 0.50% of issued shares in Nisshin Steel Co., Ltd.

Personnel Ties	No notable personnel ties exist between Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd. No notable personnel ties exist between the person or company related to Nisshin Steel Co., Ltd. and the person or company related to Nippon Metal Industry Co., Ltd.

Business Ties	Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd. are engaged in transactions under which they have consignor/consignee relationship for the supply and manufacture of parts of semi-finished products and finished products of stainless steel.

Status Applicable to the Related Parties	Nippon Metal Industry Co., Ltd. and people and companies related to Nippon Metal Industry Co., Ltd. are not parties related to Nisshin Steel Co., Ltd. Nisshin Steel Co., Ltd. and people and companies related to Nisshin Steel Co., Ltd. are not parties related to Nippon Metal Industry Co., Ltd.

(14) Operating Results and Financial Position of Past 3 Years

Fiscal Year	Nisshin Steel Co., Ltd. (Consolidated Basis)			Nippon Metal Industry Co., Ltd. (Consolidated Basis)
	Fiscal Year Ended in March 2009	Fiscal Year Ended in March 2010	Fiscal Year Ended in March 2011	Fiscal Year Ended in March 2009	Fiscal Year Ended in March 2010	Fiscal Year Ended in March 2011

Consolidated Net Assets	260.6 billion yen	205.3 billion yen	205 billion yen	25.5 billion yen	21.3 billion yen	22 billion yen

Consolidated Total Assets	722.2 billion yen	670.3 billion yen	663.8 billion yen	90.2 billion yen	90 billion yen	90.8 billion yen

Consolidated Net Assets per Share	282.23 yen	220.56 yen	219.94 yen	154.67 yen	123.25 yen	121.73 yen

Consolidated Sales	617.3 billion yen	441.4 billion yen	545.3 billion yen	120.1 billion yen	75.7 billion yen	93.2 billion yen

Consolidated Operating Income (Loss)	(7.3 billion) yen	(43.2 billion) yen	23.9 billion yen	(15.3 billion) yen	(5 billion) yen	1.4 billion yen

Consolidated Ordinary Income (Loss)	(12.3 billion) yen	(53.7 billion) yen	18.5 billion yen	(16.6 billion) yen	(5.9 billion) yen	0.3 billion yen

Consolidated Net Income (Loss)	(25.4 billion) yen	(61.7 billion) yen	12 billion yen	(8.9 billion) yen	(6.4 billion) yen	0.3 billion yen

Consolidated Net Income (Loss) per Share	(28.15) yen	(68.28) yen	13.33 yen	(53.37) yen	(37.76) yen	1.92 yen

Dividend per Share	7.0 yen	1.0 yen	2.0 yen	6.0 yen	1.0 yen	None

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Nisshin and Nikkinko in relation to, and the benefits resulting from, their possible Business Integration described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	failure of Companies to reach a mutually satisfactory agreement on the detailed terms of the possible Business Integration or otherwise unable to complete it;

(9)	failure of Companies to obtain approvals from shareholders at the shareholders’ meeting or the approvals from relevant authorities, both of which are necessary for the Business Integration, or any other reason arises which prevents the implementation of Business Integration; and

(10)	difficulties in realizing the synergies and benefits of the post-integration group companies.

END